Heritage Insurance Holdings, Inc.

2600 McCormick Drive, Suite 300

Clearwater, FL 33759

April 20, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heritage Insurance Holdings, Inc.
Registration Statement on Form S-3
File Number 333-254091

Ladies and Gentlemen:

Heritage Insurance Holdings, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form S-3 be accelerated so that it will become effective at 10:00 a.m. Eastern time on April 22, 2021, or as soon thereafter as practicable.

Please telephone the undersigned at (727) 362-7211 or Flora R. Perez of Greenberg Traurig, P.A. at (954) 768-8210 if you have any questions with respect to the foregoing.

Very truly yours,

HERITAGE INSURANCE HOLDINGS, INC.

By:	/s/ Kirk Lusk
Name: Kirk Lusk
Title: Chief Financial Officer